August 15, 2024

Wensheng Liu
Chief Executive Officer
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

       Re: ETAO International Co., Ltd.
           Amendment No. 2 to
           Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 22, 2023
           File No. 001-41629
Dear Wensheng Liu:

        We issued comments on the above captioned filing on June 14, 2024. On July 23, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services